SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934*

(Amendment No. 1)

Aldabra 2 Acquisition Corp
(Name of Issuer)

Common Stock, 0.0001 par value per share
(Title of Class of Securities)

01408A202 (Common Stock)
(CUSIP Number)

September 20, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

☑  Rule 13d-1(c)

☐  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

CUSIP No. 01408A202                                                                     Page 2 of 6

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Azimuth Opportunity, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ÿ (b) ÿ
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,891,500
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 2,891,500
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,891,500
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ÿ
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.59%
12	TYPE OF REPORTING PERSON* OO (An international business company organized under the laws of the British Virgin Islands)
*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 01408A202                                                         Page 3 of 6

Item 1.

(a)           Name of Issuer:

Aldabra 2 Acquisition Corp.  (the “Company”)

(b)           Address of Issuer's Principal Executive Offices:

540 Madison Ave., 17th Floor
New York, NY  10022

Item 2.

(a)           Name of Person Filing:

Azimuth Opportunity, Ltd.

(b)           Address of Principal Business Office or, if none, Residence:

Azimuth Opportunity, Ltd.
c/o Ogier
Qwomar Complex, 4th Floor
P.O. Box 3170
Road Town, Tortola
British Virgin Islands

(c)           Citizenship:

British Virgin Islands

(d)           Title of Class of Securities:

Common Stock, 0.0001 par value per share (“Common Stock”).

(e)           CUSIP Number:

01408A202 (Common Stock)

CUSIP No. 01408A202                                                                     Page 4 of 6

Item 3.    If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

        Not applicable.

Item 4.    Ownership.

         The following is information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)        Amount beneficially owned:

 As of the date of this filing, the Reporting Person beneficially owns 2,891,500 shares of Common Stock.

(b)        Percent of class:

5.59% of the Company's Common Stock, which percentage was calculated based on a figure of 51,750,000 shares of Common Stock outstanding as of June 30, 2007, as reported in the Company's Current Report on Form 10-Q, dated as of August 14, 2007.

(c)       Number of shares as to which the person has:

(i)             Sole power to vote or to direct the vote: 2,891,500

(ii)            Shared power to vote or to direct the vote:  0

(iii)           Sole power to dispose or to direct the disposition of: 2,891,500

(iv)           Shared power to dispose or to direct the disposition of: 0

Item 5.    Ownership of Five Percent or Less of a Class

        Not applicable.

Item 6.    Ownership of More than Five Percent on Behalf of Another Person

        Not applicable.

Item 7.    Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

        Not applicable.

CUSIP No. 01408A202                                                                 Page 5 of 6

Item 8.    Identification and Classification of Members of the Group

        Not applicable.

Item 9.    Notice of Dissolution of Group

        Not applicable.

Item 10.     Certification

        Certification pursuant to §240.13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 01408A202                                                                 Page 6 of 6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 20, 2007

        AZIMUTH OPPORTUNITY, LTD.

        By: /s/ Deirdre M. McCoy
               Name: Deirdre M. McCoy
         Title:   Corporate Secretary